Exhibit 12.1

TWC Holding LLC

STATEMENT RE:

COMPUTATION OF RATIOS

	Predecessor					Successor		Predecessor	Successor
	Fiscal Year Ended December 31				Six Months	Six Months
	2000	2001	2002	2003	Ended June 30, 2004	Ended December 31, 2004	Pro forma 12 months ended 2004	April 3, 2004	April 2, 2005	Pro forma April 2, 2005
Income before income taxes	770,000	5,075,546	1,250,250	26,601,806	1,488,393	941,094	(11,521,000)	1,384,413	(2,402,376)	(5,445,000)

Fixed charges included in income before income taxes

Interest Expense	1,375,000	1,011,780	671,188	537,025	99,791	7,150,481	18,355,000	49,860	4,113,036	997,000
Interest portion of rental expense	511,333	570,767	595,767	1,036,433	598,327	585,327	1,171,830	308,452		226,949
									226,949
Total fixed charges	1,886,333	1,582,547	1,266,955	1,573,458	698,118	7,735,808	19,526,830	358,312	4,339,985	1,223,949

Total earnings available for fixed charge	2,656,333	6,658,093	2,517,205	28,175,264	2,186,511	8,676,902	8,005,830	1,742,725	1,937,609	(4,221,051)

Ratio of earnings to fixed charges(1)	1.408	4.207	1.987	17.907	3.132	1.122	(b)	4.864	(b)	(b)

(1)       For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges.  Fixed charges consisted of (a) interest expense on short-term and long-term borrowings; (b) the portion of operating leases that are representative of interest factor.

(b)       For the Pro forma 12 month period ended December 31, 2004 and for the Pro forma period ended April 2, 2005 we would have insufficient earnings to cover our fixed charges by approximatley $11.5 million and $5.4 million, respectively. For the actual period ended April 2, 2005 we had insufficient earnings of approximately $2.4 million to cover our fixed charges.